UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Investment Grade Municipal Income Fund, Inc. (PPM)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461368102

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 461368102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,063,685

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,063,685

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,063,685

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

10.27%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Investment Grade Municipal Income Fund
c/o UBS Global Asset Management (Americas) Inc.
51 West 52nd Street
New York, New York 10019-6114

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,063,685 shares of PPM on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 10.27% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of PPM fit the investment guidelines for various Accounts. Shares have been acquired since November 5, 2004.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1,063,685 shares, which represents 10.27% of the outstanding Shares. George W. Karpus presently owns 10,900 shares of PPM. Mr. Karpus purchased shares on April 14, 2005 at $13.25 (5000 shares), May 13, 2005 at $13.50 (2000 shares), May 18, 2005 at $13.47 (3000 shares), December 11, 2007 at $12.86 (6000 shares), April 2, 2008 at $12.33 (2300 shares), May 2, 2008 at $12.68 (800 shares), May 5, 2008 at $12.70 (1580 shares), May 6, 2008 at $12.70 (1750 shares), May 8, 2008 at $12.68 (10 shares) and on May 9, 2008 at $12.74 (10 shares). Mr. Karpus sold shares on February 17, 2006 at $13.40 (100 shares), February 21, 2006 at $13.40 (250 shares), February 22, 2006 at $13.37 (300 shares), February 24, 2006 at $13.62 (250 shares), February 27, 2006 at $13.59 (200 shares), March 1, 2006 at $13.40 (50 shares), March 2, 2006 at $13.40 (100 shares), March 3, 2006 at $13.39 (50 shares), March 6, 2006 at $13.39 (200 shares), March 7, 2006 at $13.43 (200 shares), March 8, 2006 at $13.53 (100 shares), March 9, 2006 at $13.44 (450 shares), March 10, 2006 at $13.50 (100 shares), March 13, 2006 at $13.42 (1400 shares), March 14, 2006 at $13.40 (400 shares), March 15, 2006 at $13.46 (500 shares), March 16, 2006 at $13.51 (300 shares), March 20, 2006 at $13.57 (50 shares), March 22, 2006 at $13.44 (100 shares), March 23, 2006 at $13.41 (200 shares), March 27, 2006 at $13.39 (250 shares), March 28, 2006 at $13.40 (250 shares), March 29, 2006 at $13.39 (350 shares), March 30, 2006 at $13.42 (400 shares), March 31, 2006 at $13.46 (100 shares), April 5, 2006 at $13.47 (50 shares), April 6, 2006 at $13.42 (600 shares), April 7, 2006 at $13.46 (100 shares), April 10, 2006 at $13.42 (50 shares), April 11, 2006 at $13.32 (200 shares), April 12, 2006 at $13.41 (50 shares), April 13, 2006 at $13.39 (50 shares), April 24, 2006 at $13.25 (250 shares), April 25, 2006 at $13.22 (150 shares), April 26, 2006 at $13.32 (100 shares), April 27, 2006 at $13.35 (150 shares), April 28, 2006 at $13.32 (100 shares), May 3, 2006 at $13.27 (50 shares), May 8, 2006 at $13.28 (100 shares), May 9, 2006 at $13.28 (100 shares), May 10, 2006 at $13.28 (200 shares), May 15, 2006 at $13.31 (50 shares), May 16, 2006 at $13.22 (150 shares), May 22, 2006 at $13.41 (10 shares), July 3, 2006 at $12.87 (100 shares), July 6, 2006 at $12.85 (150 shares), July 7, 2006 at $12.90 (50 shares), July 27, 2006 at $13.34 (50 shares), July 28, 2006 at $13.36 (100 shares), August 3, 2006 at $13.37 (150 shares), August 11, 2006 at $13.47 (50 shares), August 14, 2006 at $13.51 (50 shares), August 17, 2006 at $13.59 (100 shares), August 18, 2006 at $13.61 (150 shares), August 21, 2006 at $13.67 (150 shares), August 22, 2006 at $13.67 (100 shares), August 23, 2006 at $13.69 (390 shares) and on February 29, 2008 at $12.55 (1550 shares). Jo Ann van Degriff presently owns 3,170 shares of PPM. Ms. Van Degriff purchased shares on July 21, 2005 at $13.61 (1400 shares), August 10, 2005 at $13.47 (700 shares), July 25, 2007 at $13.15 (200 shares), July 26, 2007 at $13.11 (200 shares), October 3, 2007 at $13.45 (200 shares), October 4, 2007 at $13.45 (100 shares), November 14, 2007 at $12.64 (2880 shares), November 15, 2007 at $12.44 (160 shares), November 28, 2007 at $12.65 (300 shares), November 29, 2007 at $12.64 (60 shares) and on January 4, 2008 at $13.24 (170 shares). Ms. Van Degriff sold shares on February 10, 2006 at $13.37 (100 shares), February 21, 2006 at $13.41 (50 shares), February 22, 2006 at $13.39 (100 shares), February 23, 2006 at $13.40 (100 shares), February 24, 2006 at $13.41 (50 shares), February 27, 2006 at $13.44 (50 shares), March 2, 2006 at $13.50 (50 shares), March 6, 2006 at $13.40 (100 shares), March 7, 2006 at $13.41 (50 shares), March 9, 2006 at $13.46 (50 shares), March 13, 2006 at $13.42 (100 shares), March 14, 2006 at $13.41 (100 shares), March 15, 2006 at $13.46 (150 shares), March 16, 2006 at $13.53 (50 shares), March 23, 2006 at $13.42 (50 shares), March 27, 2006 at $13.40 (50 shares), March 28, 2006 at $13.41 (50 shares), March 29, 2006 at $13.41 (50 shares), March 30, 2006 at $13.43 (100 shares), April 6, 2006 at $13.43 (150 shares), April 11, 2006 at $13.32 (100 shares), April 24, 2006 at $13.26 (50 shares), April 28, 2006 at $13.33 (50 shares), July 3, 2006 at $12.88 (50 shares), July 6, 2006 at $12.87 (50 shares), August 11, 2006 at $13.47 (50 shares), August 17, 2006 at $13.60 (50 shares), August 21, 2006 at $13.69 (50 shares), August 23, 2006 at $13.69 (100 shares) and on February 29, 2008 at $12.56 (1100 shares). Karpus Management, Inc. presently owns 1,870 shares of PPM. Karpus Management, Inc. purchased shares on November 29, 2004 at $13.57 (1300 shares), October 21, 2005 at $13.14 (100 shares), September 5, 2007 at $13.22 (200 shares), September 6, 2007 at $13.29 (50 shares), September 13, 2007 at $13.65 (180 shares), September 20, 2007 at $13.47 (200 shares), September 25, 2007 at $13.44 (100 shares), October 2, 2007 at $13.47 (45 shares), October 3, 2007 at $13.25 (5 shares), October 15, 2007 at $13.49 (35 shares), October 16, 2007 at $13.55 (90 shares), October 17, 2007 at $13.53 (95 shares), October 18, 2007 at $13.50 (330 shares), October 19, 2007 at $13.47 (65 shares), October 22, 2007 at $13.52 (95 shares), October 23, 2007 at $13.33 (25 shares), October 24, 2007 at $13.50 (295 shares), October 25, 2007 at $13.47 (115 shares), October 26, 2007 at $13.24 (55 shares), October 29, 2007 at $13.17 (25 shares), October 30, 2007 at $13.23 (45 shares), November 5, 2007 at $13.19 (30 shares), November 6, 2007 at $13.06 (40 shares) and on April 10, 2008 at $12.44 (300 shares). Karpus Management, Inc. sold shares on February 21, 2006 at $13.41 (50 shares), February 23, 2006 at $13.40 (100 shares), February 24, 2006 at $13.41 (50 shares), March 7, 2006 at $13.41 (50 shares), March 9, 2006 at $13.46 (50 shares), March 13, 2006 at $13.43 (50 shares), March 14, 2006 at $13.41 (100 shares), March 15, 2006 at $13.49 (50 shares), March 16, 2006 at $13.53 (50 shares), March 23, 2006 at $13.42 (50 shares), March 27, 2006 at $13.40 (50 shares), March 28, 2006 at $13.41 (50 shares), March 29, 2006 at $13.41 (50 shares), March 30, 2006 at $13.43 (100 shares), April 6, 2006 at $13.43 (150 shares), April 24, 2006 at $13.26 (50 shares), May 16, 2006 at $13.23 (50 shares), July 6, 2006 at $12.87 (50 shares), August 3, 2006 at $13.38 (50 shares), August 17, 2006 at $13.60 (50 shares), August 21, 2006 at $13.69 (50 shares), August 23, 2006 at $13.69 (100 shares) and on February 29, 2008 at $12.56 (550 shares). Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 8.29%. Urbana Partners L.P. currently owns 1,678 shares of PPM. None of the other principals of KIM presently own shares of PPM.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market pu rchases:

 Date Shares Price Per Share
 4/30/2008  5,500   $12.63
 5/1/2008  13,664   $12.69
 5/2/2008  16,400   $12.69
 5/5/2008  22,873   $12.70
 5/5/2008  (1,010)  $12.73
 5/6/2008  4,900   $12.70
 5/7/2008  7,100   $12.71
 5/8/2008  2,000   $12.76
 5/9/2008  18,690   $12.81
 5/12/2008  5,000   $12.82
 5/13/2008  4,000   $12.93
 5/15/2008  5,000   $12.93
 5/16/2008  5,000   $12.96
 5/19/2008  10,550   $13.05
 5/20/2008  28,850   $13.01
 5/21/2008  94,450   $13.00
 5/22/2008  55,700   $12.99
 5/23/2008  36,800   $13.01
 5/27/2008  11,650   $13.08
 5/28/2008  11,200   $13.11
 5/29/2008  13,800   $13.10
 5/30/2008  13,900   $13.07
 6/2/2008  400   $13.05
 6/3/2008  15,813   $13.04
 6/4/2008  14,600   $13.03
 6/5/2008  3,300   $13.10
 6/6/2008  4,000   $13.10
 6/9/2008  2,200   $13.08
 6/10/2008  5,000   $13.03
 6/11/2008  5,350   $12.99
 6/12/2008  4,400   $12.91
 6/17/2008  2,000   $12.89
 6/18/2008  2,000   $12.90
 6/20/2008  13,500   $12.75
 6/20/2008  (6,720)  $12.76
 6/27/2008  (700)  $12.75
 07/01/2008 14 $12.73
 07/08/2008 4 $12.55
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PPM securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of PPM for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a proposal to the Fund on July 10, 2008. A copy of the proposal is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Senior Director of Investments
Date:   July 14, 2008

EXHIBIT 1
Proposal Submitted to the Fund

        July 11, 2008
Mark F. Kemper, Vice President and Secretary
Investment Grade Municipal Income Fund
UBS Global Asset Management (Americas) Inc.
51 West 52nd Street
New York, New York 10019-6114

 Re: Investment Grade Municipal Income Fund

Mr. Kemper:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 1,063,685 shares or 10.27% of the outstanding common shares of Investment Grade Municipal Income Fund ("PPM" or the "Fund").

Karpus intends to present the following proposal at the 2009 annual meeting, anticipated to be held in January 2009 (the "Meeting"):

PROPOSAL

  The investment advisory agreement between the Fund and UBS Global Asset Management shall be terminated.

  SUPPORTING STATEMENT

  As shareholders of PPM, we are concerned with the persistently wide discount to net asset value (NAV). As the prospectus states, "The Fund's board of directors has determined that it will from time to time consider taking action to attempt to reduce or eliminate any discount." Additionally, the Fund also specifically committed to at least annually consider: "...action either to repurchase shares of the common stock in the open market or to make a tender offer for shares of the common stock at their net asset value." Since the fund's inception in 1992, we cannot find any evidence that the Fund has repurchased any shares or considered making a tender offer for shares at NAV.

  The discount on PPM has consistently been among the widest of all closed-end municipal bond funds. Indeed, the 10-year average discount for PPM through 3/31/2008 was 10.96% while the average municipal closed-end fund discount was 3.89% during this same time period. (Source: Bloomberg). In addition to the promise to "consider tender offers or share repurchases, the prospectus states that the board of directors will "consider" converting the fund into an open-end fund so long as it is in the best interest of shareholders. To date, we have seen no evidence of this either, which makes it clear the board has no action plan to narrow the discount and enhancing shareholder value.

  The market tends to place a fair price on an asset -- in this case a share of a closed-end fund. Perhaps the explanation for why PPM has traded at such a persistently wide discount is that its NAV total return has been disappointing for a long period of time. For the trailing 10-year period (through 3/31/2008), our fund falls squarely in the bottom half for total return relative to other municipal closed-end funds over this period of time (Source: Bloomberg). This may be a result of the high expense ratio of 1.3% for the fund, which is higher than over 90% of all other municipal closed-end funds (Source: "Investors Guide to Closed-end Funds," Thomas J. Hertzfeld, July 2008). For the calendar year 2007, there were only two funds out of a universe of 262 closed-end municipal bond funds that had a wider average discount than PPM -- one of which was also a fund managed by UBS Global Asset Management. Clearly, the market does not have confidence in the management of the fund.

  The board of directors has a duty to monitor fund performance and should have been proactive in seeking a sub-advisor. It is unacceptable that they have allowed the fund to consistently perform below average and the discount to remain wide. To address these issues, we believe that a change to a new investment adviser is necessary. If the board of directors cannot recognize this and continues to do nothing, we will consider taking action to replace the board with directors whose interests better align with shareholders.

  END OF PROPOSAL

As is required by Rule 14a-8, KIM has attached a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of this Proposal. KIM intends to hold the shares referenced in the enclosed attachments through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide it in order to cure any deficiency.

Sincerely,

Sharon L. Thornton
Senior Director of Investments